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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	CHAN, SIU MAN (THOMSON)		04/01/03
	INFOCUS CORPORATION 27700B SW PARKWAY AVENUE (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			INFOCUS CORPORATION (INFS)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	WILSONVILLE, OR 97070 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		V.P., General Manager, Asia Pacific
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

/s/ Michael D. Yonker, Attorney-in-Fact for Siu Man (Thomson) Chan	April 1, 2003.
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Michael D. Yorker, Lucinda K. Rockwell and Roger D. Rowe, or any one of them acting alone, the undersigned’s true and lawful attorney-in-fact to:

1.	Execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of InFocus Corporation (the “Company”), Forms 3,4,5 and 13G in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2.	Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3,4,5 or 13G and timely file such forms with the United States Securities and Exchange Commission and any national securities exchange or similar authority; and

3.	Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, proper or desirable to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact is serving in such capacity at the request of the undersigned, and is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16(a) of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the attorney-in-fact or the attorney-in-fact resigns as such in a signed writing delivered to the undersigned.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of March, 2003.

/s/ Siu Man (Thomson) Chan

Siu Man (Thomson) Chan